UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
______________________

FORM 6-K
______________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
 under the Securities Exchange Act of 1934
For the month of October 2015
Commission File Number: 1-14742

JINPAN INTERNATIONAL LIMITED
(Translation of registrant's name into English)
c/o Hainan Jinpan Electric Company, Ltd
No. 168 Nanhai Avenue (Building No. 7),
Haikou Free Trade Zone
 Haikou, Hainan, People's Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                                                      Form 40-F •☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                                      No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's press release, dated October 7, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 7, 2015	JINPAN INTERNATIONAL LIMITED

By:	/s/ Mark Du
Name: Mark Du
Title: Chief Financial Officer

Exhibit Index

Exhibit No.	Description
1.	Press Release dated October 7, 2015

Exhibit 1

Jinpan International Limited Special Committee Engages Financial Advisor and Legal Counsel

Carlstadt, N.J., October 7, 2015 - Jinpan International Limited (Nasdaq: JST), a leading designer, manufacturer, and distributor of cast resin transformers, today announced that the special committee ("Special Committee") of the Company's Board of Directors has retained Duff & Phelps, LLC as its independent financial advisor, and Gibson, Dunn & Crutcher LLP as its independent legal counsel.

As previously announced, the Company's Board of Directors formed the Special Committee to review and evaluate the preliminary, non-binding proposal letter dated September 15, 2015 from Zhiyuan Li, the Company's Chairman of the Board of Directors, President, and Chief Executive Officer and Forebright Smart Connection Technology Limited (collectively, with Mr. Li, the "Buyer Parties"), to acquire all of the outstanding common shares of the Company not currently owned by the Buyer Parties in a going private transaction.

The Board of Directors cautions the Company's shareholders and others considering trading in its securities that no decisions have been made by the Special Committee with respect to the Company's response to the proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.  The Company does not undertake any obligation to provide any updates with respect to the proposed transaction, except as required under applicable law.

About Jinpan International Limited

Jinpan International Limited (NASDAQ: JST) designs, manufactures, and markets electrical control and distribution equipment used in demanding industrial applications, utility projects, renewable energy installations, and infrastructure projects.  Major products include cast resin transformers, VPI transformers and reactors, switchgears, and unit substations. Jinpan serves a wide range of customers in China and reaches international markets as a qualified supplier to leading global industrial electrical equipment manufacturers.  Jinpan is one of the largest manufacturers of cast resin transformers in China by production capacity.  Jinpan's four manufacturing facilities in China are located in the cities of Haikou, Wuhan, Shanghai and Guilin. The Company was founded in 1993.  Its principal executive offices are located in Haikou, Hainan, China and its United States office is based in Carlstadt, New Jersey.  For more information, visit www.jinpaninternational.com.

Safe Harbor Provision

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management's current expectations and observations and involve known and unknown risks, and uncertainties or other factors not under the Company's control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors are listed from time-to-time in our filings with the Securities and Exchange Commission, including, without limitation, our Annual Report on Form 20-F for the period ended December 31, 2014 and our subsequent reports on Form 6-K. Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.